Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Three months ended March 31,	Twelve Months Ended
		December 31,
	2016	2015	2014	2013	2012	2011
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$29,897	$240,235	$210,526	$254,520	$206,992	$125,795
Adjust for distributed income of equity investees	2,856	1,330	(6,797)	4,812	7,704	(8,993)
Fixed charges, as below	23,651	93,409	90,012	90,236	87,635	86,758
Total earnings, as defined	$56,404	$334,974	$293,741	$349,568	$302,331	$203,560

Fixed charges, as defined:
Interest charges (1)	$23,312	$91,978	$88,265	$88,695	$85,799	$85,097
Rental interest factor	339	1,431	1,747	1,541	1,836	1,661
Total fixed charges, as defined	$23,651	$93,409	$90,012	$90,236	$87,635	$86,758
Ratio of earnings to fixed charges	2.38x	3.59x	3.26x	3.87x	3.45x	2.35x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$29,897	$240,235	$210,526	$254,520	$206,992	$125,795
Adjust for distributed income of equity investees	2,856	1,330	(6,797)	4,812	7,704	(8,993)
Supplemental fixed charges, as below	23,697	93,651	90,356	90,741	88,266	87,544
Total earnings, as defined	$56,450	$335,216	$294,085	$350,073	$302,962	$204,346

Supplemental fixed charges:
Interest charges (1)	$23,312	$91,978	$88,265	$88,695	$85,799	$85,097
Rental interest factor	339	1,431	1,747	1,541	1,836	1,661
Supplemental increment to fixed charges (2)	46	242	344	505	631	786
Total supplemental fixed charges	$23,697	$93,651	$90,356	$90,741	$88,266	$87,544
Supplemental ratio of earnings to fixed charges	2.38x	3.58x	3.25x	3.86x	3.43x	2.33x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.